HUIHENG MEDICAL, INC.

No. 506, Block B, Yingdali Digital Park, Hongmian Road,
Futian Free Trade Zone, Shenzhen, P.R. China 518038

August 16, 2007

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, North East
Washington, D.C. 20549

Re:	Huiheng Medical, Inc. Post-Effective Amendment to Registration Statement on Form SB-2 File No: 333-132056 filed on August 13, 2007 Amendment Withdrawal Request

Ladies and Gentlemen:

As requested by the staff, we hereby request the withdrawal of the filing made on August 13, 2007 as file type SB-2/A under file number 333-132056 as Amendment No. 1 to Form SB-2 (the “Amendment”). The reason for this withdrawal request is that it was filed using an“SB-2/A” code instead of a “POS AM” code. The Post-Effective Amendment is being refiled under the “POS AM” code. Based on the foregoing, we respectfully request that the Amendment be withdrawn as soon as practicable.

Sincerely,

HUIHENG MEDICAL, INC.

/s/ Li Bo

Name: Li Bo
Title: Corporate Secretary